Filed Pursuant to Rule 424(b)(3)
File Nos. 333-215074 and 811-23221

FS CREDIT INCOME FUND

Supplement dated October 4, 2024

to

Prospectus and Statement of Additional Information, each dated March 1, 2024

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Income Fund (the “Fund”), dated March 1, 2024 (as may be supplemented and amended, the “Prospectus”) and the Statement of Additional Information of the Fund, dated March 1, 2024 (as may be supplemented and amended, the “SAI”). Capitalized terms used in this supplement have the same meanings as in the Prospectus and SAI, unless otherwise stated herein.

You should carefully consider the “Types of Investments and Related Risks” beginning on page 40 of the Prospectus before you decide to invest in the Fund’s Shares.

1. On September 30, 2024, the Fund and FS Credit Income Advisor received notice from GoldenTree Asset Management Credit Advisor LLC (the “GoldenTree Sub-Adviser”), the investment sub-adviser to the Fund, that it is resigning in its capacity as investment sub-adviser to the Fund and terminating the Investment Sub-Advisory Agreement, effective as of the close of business on November 30, 2024 (the “Termination Date”). Accordingly, effective as of the close of business on the Termination Date, all references to the GoldenTree Sub-Adviser are removed from the Prospectus and SAI in their entirety.

FS Credit Income Advisor has and will continue to serve as investment adviser to the Fund and oversee the management of the Fund’s activities and investment decisions for the Fund’s portfolio. The GoldenTree Sub-Adviser will continue to serve as investment sub-adviser, subject to the oversight of FS Credit Income Advisor, through the Termination Date in accordance with the Investment Sub-Advisory Agreement. FS Credit Income Advisor will transition responsibilities delegated to the GoldenTree Sub-Adviser under the Investment Sub-Advisory Agreement in a manner that is in the best interests of the Fund’s Shareholders.

FS Credit Income Advisor remains focused on optimizing Fund performance and will, subject to oversight and approval by the Fund’s independent trustees, continue managing the Fund by leveraging FS Investments’ experience successfully transitioning portfolios and sub-adviser responsibilities as well as its extensive investment management infrastructure and resources, including its investment professionals and personnel, administrative and operational support, and robust sponsor and other industry relationships. FS Investments manages more than $82 billion in assets, approximately $29 billion of which sits on its credit platform.

Shareholders will receive additional information regarding the Fund’s transition in future disclosures.

2. Effective immediately, the following disclosure is added as the second paragraph of the section entitled “Management of the Fund – Custodian, Dividend Paying Agent, Transfer Agent and Registrar” of the Prospectus:

The Fund, the Distributor and DST, as transfer agent, may enter into arrangements with one or more Financial Intermediaries to provide sub-transfer agency and other services associated with Shareholders whose Shares are held of record in omnibus accounts, including platforms that facilitate trading and recordkeeping by Financial Intermediaries. In return for these services, the Fund, the Distributor or DST may pay sub-transfer agency fees to such Financial Intermediaries. If paid by the Fund, these expenses will be included in “Other Expenses” under “Summary of Fees and Expenses—Annual Fund Expenses” in this prospectus.

3. Effective immediately, the first and second paragraph under the section entitled “Plan of Distribution” of the Prospectus is removed in its entirety and replaced with the following:

This is a continuous offering of Class A, Class I, Class L, Class M, Class T, Class U and Class U-2 Shares as permitted by the federal securities laws. ALPS Distributors, Inc., located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Fund’s Shares are offered for sale through the Distributor at NAV plus, in the case of the Class A, Class L, Class T and Class U-2 Shares, the applicable Sales Load. A CDSC applies upon early redemption of Class U-2 Shares. A CDSC (i) will be assessed on the lesser of the NAV of the shares at the time of the repurchase or the NAV when the shares originally were purchased; and (ii) will not be imposed on the amount of your account value represented by the increase in NAV over the initial purchase price (including increases due to the reinvestment of dividends and capital gains distributions) and upon early repurchase of shares. In the case of Class U-2 Shares, this increase is represented by shares having an aggregate dollar value in your account. The applicability and amount of a CDSC is described in “Summary of Fees and Expenses” table of this prospectus and under “Class U-2 Shares” section, below. The Distributor also may enter into agreements with Financial Intermediaries for the sale and servicing of Shares. While neither the Fund nor the distributor imposes an initial sales charge on Class U Shares, if you buy Class U Shares through certain Financial Intermediaries, they may directly charge you transaction or other fees in such amounts as they may determine. Please consult your Financial Intermediary for additional information. In reliance on Rule 415, the Fund intends to offer to sell an unlimited number of Shares on a continuous basis through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account.

Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund. As noted above, Financial Intermediaries may charge you separate or additional fees for processing purchase and exchange orders and repurchase requests. Investors should check with their Financial Intermediary to determine if they are subject to these arrangements. Financial Intermediaries are responsible for placing orders and requests correctly and promptly, and forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of the regular trading session (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary in good order.

•	Investors may be charged a fee if they effect transactions through an intermediary, broker or agent.
•	The Fund has authorized one or more brokers to receive on its behalf purchase and redemption orders.
•	Such brokers are authorized to designate other intermediaries to receive purchase and redemption orders on the Fund’s behalf.

•	The Fund will be deemed to have received a purchase or redemption order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order.
•	Customer orders will be priced at the Fund’s NAV next computed after they are received by an authorized broker or the broker’s authorized designee.

The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares, but will use its best efforts to solicit orders for the sale of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in the Shares. The Class L, Class M and Class T Shares pay to the Distributor a Distribution Fee that accrues at an annual rate equal to 0.25% of the Fund’s average daily net assets attributable to the applicable share class and is payable on a monthly basis. Class U Shares pay to the Distributor a Distribution Fee that accrues at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to this share class and is payable on a monthly basis. Class U-2 Shares pay to the Distributor a Distribution Fee that accrues at an annual rate equal to 0.50% of the Fund’s average daily net assets attributable to this share class and is payable on a monthly basis. The Distribution Fee may be paid by the Distributor to the Financial Intermediary. Class A and Class I Shares are not currently subject to a Distribution Fee.

Please retain this supplement with the Prospectus and SAI for future reference.